Exhibit 21.1

SUBSIDIARIES

Langer Inc., a Delaware corporation, owns 100% of the outstanding stock of each of the following corporations:

1.	Langer Canada Inc., a New Brunswick (Canada) Corporation.

Langer Canada Inc., owns 100% of the outstanding capital stock of Bi-Op laboratories, Inc., a Quebec (Canada) corporation.

2.	Langer Distribution Services, Inc., a Delaware Corporation (formerly known as GoodFoot Acquisition Co.)

3.	Langer Professional Services, Inc., a Delaware Corporation.

4.	Regal Medical Supply, LLC, a North Carolina limited liability company, (successor by merger to Regal Medical, Inc., a Delaware corporation formerly known as Regal Acquisition Co.).

5.	Silipos, Inc., a Delaware corporation.

Silipos, Inc., owns 100% of the outstanding capital stock of Silipos (UK), Ltd., an English limited liability company.

6.	Twincraft, Inc., a Vermont corporation.